EXHIBIT 99.1





   SELECTED QUARTERLY FINANCIAL INFORMATION
            (UNAUDITED)

   Selected  quarterly information for the years  ended  December
   31, 1996 and 1995 is as follows (in thousands, except per Unit amounts):


                                                Quarter Ended
                         ------------------------------------------------------
   1996                  December 31     September 30      June 30     March 31
   -------------------   ------------   --------------   ------------  --------
   [S]                    [C]            [C]              [C]          [C]
   Revenues from
    Rental Operations     $   46,451     $    41,448      $  37,724    $36,537
   Revenues from
    Service Operations    $    5,404     $     5,042      $   5,137    $ 4,346
   Net income available
    for common units      $   17,415     $    15,571      $  14,150    $11,577
   Net income per
    common unit           $     0.53     $      0.47      $    0.43    $  0.40
   Weighted average
    common units              33,147          33,053         33,011     28,686
   Funds From
    Operations (1)        $   23,803     $    23,071      $  21,768    $18,792
   Cash flow provided
    by (used by):
     Operating activities $  26,426      $    29,908      $  24,831    $14,305
     Investing activities   (74,606)        (108,819)       (13,719)   (79,865)
     Financing activities    41,622           90,541        (22,719)    71,759

   1995
   ----------------------
   Revenues from
    Rental Operations     $  32,298      $  29,098        $  26,694    $25,551
   Revenues from
    Service Operations    $   4,496      $   5,126        $   4,320    $ 3,835
   Net  income available
    for common units      $  11,399      $  11,172        $  10,155    $ 8,874
   Net income per
    common unit           $    0.40      $    0.39        $    0.39    $  0.36
   Weighted average
    common units             28,303         28,300           26,113     24,388
   Funds From
    Operations (1)        $  17,910      $  17,245        $  15,531    $14,160
   Cash flow provided
    by (used by):
     Operating activities $  16,630      $  21,453        $  24,656    $15,898
     Investing activities  (100,325)       (74,823)         (79,445)   (34,976)
     Financing activities    29,775         91,871           68,085    (13,544)

      (1)Funds From Operations is defined by the National Association of Real Estate Investment Trusts as net income or loss excluding gains or losses from debt restructuring and sales of property plus depreciation and amortization, and after adjustments for minority interest, unconsolidated partnerships and joint ventures
      (adjustments for minority interest, unconsolidated partnerships and joint ventures are calculated to reflect Funds From Operations on same basis). Funds From Operations does not represent cash flow from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income as an indicator of the Partnership's operating performance, and is not indicative of cash available to fund all cash flow needs. In March 1995, NAREIT issued a clarification of its definition of FFO effective for years beginning after December 31,1995. The clarification provides that amortization of deferred financing costs and depreciation of non-rental real estate assets are no longer to be added back to net income in arriving at FFO. The Partnership adopted these changes effective January 1, 1996, and the calculations of FFO for the quarterly periods during the year ended December 31, 1995 have been revised accordingly.